                                                                    EXHIBIT 12.1


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
 OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Mellon Financial Corporation (parent corporation) (a)
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                                                                        Quarter ended                        Nine months ended
                                                                         September 30,                         September 30,
(dollar amounts in millions)                                         1999             1998                1999               1998
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Income before income taxes and equity in undistributed
 net income (loss) of subsidiaries                                  $ 193            $  68               $ 542              $ 250
Fixed charges: interest expense, one-third of
 rental expense net of income from subleases,
 trust-preferred securities expense and
 amortization of debt issuance costs                                   56               50                 165                149
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       Total earnings (as defined)                                  $ 249            $ 118               $ 707              $ 399
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Preferred stock dividend requirements (b)                           $   -            $   -               $   -              $  13
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Ratio of earnings (as defined) to fixed charges                      4.44             2.33                4.28               2.67
Ratio of earnings (as defined) to combined fixed
 charges and preferred stock dividends                               4.44             2.33                4.28               2.45
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(a) The parent Corporation ratios include the accounts of Mellon Financial Corporation (the "Corporation") and Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special-purpose business trusts formed by the Corporation, that exist solely to issue capital securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.
(b) Preferred stock dividend requirements represent the pretax amounts required to cover preferred stock dividends.



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